Exhibit 12.1

 Computation of Ratios of Earnings to Fixed Charges

The following table sets forth certain information regarding our consolidated ratio of earnings to fixed charges for the five-year period ended December 31, 2015.

	Year Ending December 31,
	2015	2014	2013	2012	2011
(In thousands, except ratio data)
Income before taxes	$139,025	$168,283	$143,007	$106,692	$104,617
Fixed charges	8,672	7,687	10,066	15,442	14,317
Adjusted earnings	147,697	175,970	153,073	122,134	118,934

Interest expense	8,636	7,653	10,033	15,401	14,276
Interest portion of operating leases	36	34	33	41	41
Fixed charges	$8,672	$7,687	$10,066	$15,442	$14,317

Ratio of earnings to fixed charges (a)	17.0	22.9	15.2	7.9	8.3

(a)	These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and noncontrolling interest and fixed charges. Fixed charges for these purposes consist of all interest expense and the approximate portion of rental expense representing interest.